Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

RECEIVED

2005 AUG -9 A 11:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

05010272

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

4 August 2005

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 3 August 2005.

- Directors Shareholding

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
AUG 10 2005
THOMSON
FINANCIAL

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	15:49 03-Aug-05
Number	PRNUK-0308

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of director

Catherine Rosemary Reid Avery

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Catherine Rosemary Reid Avery

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Purchase

7. Number of shares/amount of stock acquired

4,766

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 15 5 /9 pence

12. Price per share

6.865 pence

13. Date of transaction

3 August 2005

14. Date company informed

3 August 2005

15. Total holding following this notification

4,766

16. Total percentage holding of issued class following this notification

N/A